Exhibit 99.1

Vision

To be a global steel company and one of the most profitable in the industry.

Mission

Gerdau is a steelmaker that seeks to satisfy the needs of its customers and create value for shareholders and is committed to personal achievement and the sustainable development of society.

Gerdau is the leading producer of long steel in the Americas and one of the largest suppliers of specialty long steel in the world. It has over 40,000 employees and an industrial presence in 14 countries, with operations in the Americas, Europe and Asia, for combined annual installed production capacity of more than 25 million tonnes of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tonnes of scrap into steel each year. With nearly 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights in the Fourth Quarter of 2010

	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
Key Information	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Production (1,000 tonnes)
Crude Steel (slabs/blooms/billets)	4,378	3,836	14%	4,404	-1%	17,852	13,509	32%
Rolled steel	3,663	3,180	15%	3,628	1%	14,782	11,742	26%
Shipments (1,000 tonnes)	4,513	3,670	23%	4,415	2%	17,363	13,987	24%
Net Sales (R$ million)	7,800	6,363	23%	8,190	-5%	31,393	26,540	18%
EBITDA (R$ million)	815	1,246	-35%	1,265	-36%	5,201	3,815	36%
Net Income (R$ million)	420	643	-35%	609	-31%	2,457	1,005	144%
Gross Margin	12%	20%		16%		18%	16%
EBITDA Margin	10%	20%		15%		17%	14%
Shareholders’ Equity (R$ million)	20,148	22,005		20,276		20,148	22,005
Total Assets (R$ million)	42,891	44,583		42,808		42,891	44,583
Gross Debt / Total Net Capitalization (1)	42%	40%		41%		42%	40%
Net Debt / Total Net Capitalization (2)	38%	31%		38%		38%	31%
Gross Debt / EBITDA (3)	2.8x	3.8x		2.5x		2.8x	3.8x
Net Debt / EBITDA (3)	2.4x	2.5x		2.2x		2.4x	2.5x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in last 12 months

World Steel Market

	4th	4th		3rd
Steel Industry Production	Quarter	Quarter	Variation	Quarter	Variation			Variation
(1,000 tonnes)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Crude Steel
Brazil	7.9	8.1	-1%	8.4	-6%	32.8	26.5	24%
North America	22.8	20.4	12%	23.7	-4%	93.6	67.5	39%
Latin America (excluding Brazil)	8.0	7.5	7%	7.5	7%	29.2	26.2	11%
China	152.0	148.7	2%	151.3	0%	626.7	573.6	9%
Other	157.3	146.5	7%	148.8	6%	631.3	535.6	18%
Total	348.0	331.2	5%	339.7	2%	1,413.6	1,229.4	15%

Source: worldsteel

In 4Q10, world steel output grew in relation to both 4Q09 and 3Q10 (see table above). In the main regions where Gerdau operates, the highlight was the recovery in steel production in North America in relation to 4Q09, a period during which capacity utilization stayed at very low levels. China remained an important player in the international market, with its production growing slightly in 4Q10 in relation to 4Q09, and the country accounting for 44% of world steel output. Excluding China, world steel production grew by 7% in the same period.

In its last publication, the World Steel Association projected a better outlook for apparent world steel consumption, with growth of 5% in 2011, supported by continued strong growth in most developing economies and the more optimistic expectations for recoveries in developed economies, given the government stimulus packages and the restocking trend. Steel consumption in Latin America should grow by 9% in 2011. This region is benefitting from the recovery in commodity prices that is the base of region’s economy, exports and foreign capital inflows. In the United States, steel consumption should grow 9% in 2011, led by a restocking trend and the recovery in the manufacturing industry. In India, steel consumption should grow by 14% in 2011, with the country potentially becoming the world’s third-largest steel consumer, after China and the United States. The confirmation of this global scenario and higher raw material prices could support hikes in international prices in 2011, as has already been observed in this early part of the year.

Gerdau’s performance in the fourth quarter of 2010

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the international accounting standards issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international standards issued by the Accounting Pronouncement Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM), pursuant to CVM Instruction 485 dated September 1, 2010.

Business Operations

The information in this report is presented in accordance with Gerdau’s corporate governance, as follows:

•      Brazil (Brazil BO) — includes the Brazil operations, except specialty steel

•      North America (North America BO) — includes all North American operations, except Mexico and specialty steel

•      Latin America (Latin America BO) — includes all Latin American operations, except Brazil

•      Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain, the United States and India.

Crude Steel and Rolled Steel Output

Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(1,000 tonnes)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Crude Steel (slabs, blooms and billets)
Brazil	1,718	1,660	3%	1,771	-3%	6,953	5,334	30%
North America	1,508	1,156	30%	1,462	3%	6,209	4,910	26%
Latin America	431	355	21%	350	23%	1,488	1,347	10%
Specialty Steel	721	665	8%	821	-12%	3,202	1,918	67%
Total	4,378	3,836	14%	4,404	-1%	17,852	13,509	32%

Rolled steel
Brazil	996	1,063	-6%	1,030	-3%	4,166	3,571	17%
North America	1,421	1,051	35%	1,405	1%	5,760	4,635	24%
Latin America	525	438	20%	440	19%	1,879	1,668	13%
Specialty Steel	721	628	15%	753	-4%	2,977	1,868	59%
Total	3,663	3,180	15%	3,628	1%	14,782	11,742	26%

Note: the information above does not include data from associated and shared controlled companies.

•      On a consolidated basis, production growth in 4Q10 in relation to 4T09 was driven by the North America BO (see the table above), driven by the gradual recovery in demand observed over the course of 2010. At the Latin America BO, the improvement was supported by the recoveries observed in Mexico and Colombia.

•      In the comparison with 3Q10, consolidated production remained stable, with compensatory effects among the various business operations influenced by the degree of seasonality in each market. The Latin America BO registered higher production in the period, fueled by the recoveries in Chile and Colombia.

Crude Steel Output (in thousands of tonnes)	Rolled Steel Output (in thousands of tonnes)

Shipments

Consolidated Shipments (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(1,000 tonnes)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Brazil	1,811	1,413	28%	1,635	11%	6,646	5,175	28%
Domestic Market	1,077	1,091	-1%	1,211	-11%	4,717	3,650	29%
Exports	734	322	128%	424	73%	1,929	1,525	26%
North America	1,442	1,206	20%	1,506	-4%	5,742	4,935	16%
Latin America (2)	565	483	17%	565	0%	2,211	2,015	10%
Specialty steels	695	568	22%	709	-2%	2,764	1,862	48%
Total	4,513	3,670	23%	4,415	2%	17,363	13,987	24%

(1)- Excludes shipments to subsidiaries

(2) - Excludes coke sales

Note: the information above does not include data from associated and shared controlled companies.

•      The higher volume of consolidated shipment in 4Q10 in relation to 4Q09 is explained by the recovery in demand in all markets in which Gerdau operates. At the Brazil BO, the record exports of semi-finished products were responsible for the higher shipments at this operation, driven in particular by the higher demand for billets from Asia. At the North America BO, the recovery in volumes was fueled by the stronger demand observed in the region, especially from clients in the manufacturing industry. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 points in December 2010, with a reading above 50 indicating growth. At the Specialty Steel BO, the highlights were the operations located in the United States and Spain. The United States was the main beneficiary of the strong recovery in the auto industry, while Spain benefitted from higher exports to Germany, France and Italy, countries that experienced recoveries in their manufacturing industries. At the Latin America BO, the highlights were the stronger shipments in Mexico and Colombia.

•      In relation to 3Q10, consolidated shipment remained virtually stable, though with different variations in each business operation. At the Brazil BO, total shipment recorded growth in the period, reflecting the higher exports explained earlier. The North America BO registered a seasonal slowdown in shipments, though softer than historically, reflecting the recovery in demand, especially in the manufacturing industry.

Consolidated Shipments(1)

(in thousands of tonnes)

(1) - Excludes shipments to subsidiaries.

Operating Results by Business Operation

Net sales

	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
Net Sales (R$ million)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Brazil	3,048	2,777	10%	3,244	-6%	12,459	10,332	21%
Domestic Market	2,291	2,459	-7%	2,779	-18%	10,441	8,862	18%
Exports	757	318	138%	465	63%	2,018	1,470	37%
North America	2,188	1,653	32%	2,332	-6%	8,836	8,294	7%
Latin America (1)	863	650	33%	919	-6%	3,487	3,137	11%
Specialty Steel	1,701	1,283	33%	1,695	0%	6,611	4,777	38%
Total	7,800	6,363	23%	8,190	-5%	31,393	26,540	18%

Note: the information above does not include data from associated and shared controlled companies.

(1)- Includes coke sales.

•      In 4Q10, consolidated net sales grew in relation to 4Q09 (see table above), driven by the higher shipment volume. This improvement was led by the Specialty Steel BO, which recorded significant growth in shipment volume, especially at the operations in the United States and Spain. At the North America and Latin America BOs, the high shipment volume and, to a lesser degree, the higher net sales per tonne sold were the main factors responsible for the growth in net sales. At the Brazil BO, net sales growth was driven by the higher shipment volume.

Cost of Goods Sold and Gross Margin

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
Net sales, cost and margin		2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Brazil	Net sales (R$million)	3,048	2,777	10%	3,244	-6%	12,459	10,332	21%
	Cost of Goods Sold (R$million)	-2,602	-1,867	39%	-2,531	3%	-9,542	-7,149	33%
	Gross income (R$million)	446	910	-51%	713	-37%	2,917	3,183	-8%
	Gross margin (%)	15%	33%		22%		23%	31%
North America	Net sales (R$million)	2,188	1,653	32%	2,332	-6%	8,836	8,294	7%
	Cost of Goods Sold (R$million)	-2,006	-1,578	27%	-2,119	-5%	-7,998	-7,703	4%
	Gross income (R$million)	182	75	143%	213	-15%	838	591	42%
	Gross margin (%)	8%	5%		9%		9%	7%
Latin America	Net sales (R$million)	863	650	33%	919	-6%	3,487	3,137	11%
	Cost of Goods Sold (R$million)	-793	-587	35%	-827	-4%	-3,021	-3,070	-2%
	Gross income (R$million)	70	63	11%	92	-24%	466	67	596%
	Gross margin (%)	8%	10%		10%		13%	2%
Specialty Steel	Net sales (R$million)	1,701	1,283	33%	1,695	0%	6,611	4,777	38%
	Cost of Goods Sold (R$million)	-1,450	-1,052	38%	-1,363	6%	-5,312	-4,384	21%
	Gross income (R$million)	251	231	9%	332	-24%	1,299	393	231%
	Gross margin (%)	15%	18%		20%		20%	8%
Consolidated	Net sales (R$million)	7,800	6,363	23%	8,190	-5%	31,393	26,540	18%
	Cost of Goods Sold (R$ million)	-6,851	-5,084	35%	-6,840	0%	-25,873	-22,306	16%
	Gross income (R$million)	949	1,279	-26%	1,350	-30%	5,520	4,234	30%
	Gross margin (%)	12%	20%		16%		18%	16%

Note: the information above does not include data from associated and shared controlled companies.

•      In 4Q10 in relation to 4Q09, the higher cost of goods sold on a consolidated basis was due to the higher shipment volume and the impact from the higher raw material prices in the various business operations. The mismatch between higher raw material prices and the passthrough to prices of steel products led to lower consolidated gross margin (see table above). At the Brazil BO, gross margin was impacted by the lower net sales per tonne sold and the higher costs. On the other hand, the North America BO recorded gross margin expansion in relation to 4Q09, with the increases in volumes and net sales per tonne sold exceeding the increase in cost of goods sold. At the Latin America and Specialty Steel BOs, the increase in cost of goods sold was greater than the impact on net sales from the higher shipment volume and net sales per tonne sold.

•      On a consolidated basis, in the comparison of 4Q10 with 3Q10, gross margin was impacted by the lower net sales per tonne sold. At the Brazil BO, the lower net sales per tonne sold and the higher costs led to a reduction in gross margin. At the Specialty Steel BO, in addition to the higher costs, shipment volume declined, leading to the lower dilution of fixed costs.

Selling, General and Administrative Expenses

SG&A	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(R$ million)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Selling expenses	157	123	28%	136	15%	552	430	28%
General and administrative expenses	472	393	20%	476	-1%	1,806	1,714	5%
Total	629	516	22%	612	3%	2,358	2,144	10%
Net sales	7,800	6,363	23%	8,190	-5%	31,393	26,540	18%
% of net sales	8%	8%		7%		8%	8%

Note: the information above does not include data from associated and shared controlled companies.

•      Selling, general and administrative expenses as a percentage of net sales remained virtually stable in all comparison periods.

Equity Income

•      Associated and shared controlled companies, which results are calculated using the equity method, recorded shipment of 273,000 tonnes of steel in 4Q10 (based on their respective equity interests), which was 8% more than in 4Q09, for net sales of R$ 338 million.

•      Based on the results of these companies, equity income recorded a loss of R$ 15 million in 4Q10, in comparison with a gain of R$ 6 million in 4Q09.

EBITDA

Consolidated EBITDA Breakdown	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(R$ million)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Net Income	420	643	-35%	609	-31%	2,457	1,005	144%
Net Financial Result	184	131	40%	—	—	685	(185)	—
Provision for Income Tax and Social Contribution	71	45	58%	172	-59%	502	27	1759%
Depreciation and Amortization	476	427	11%	484	-2%	1,893	1,745	8%
Impairment of assets reversal	(336)	—	—	—	—	(336)	1,072	—
Restructuring costs	—	—	—	—	—	—	151	—
EBITDA	815	1,246	-35%	1,265	-36%	5,201	3,815	36%
EBITDA margin	10%	20%		15%		17%	14%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not standardized and thus is not comparable to the EBITDA of other companies.

Reconciliation of consolidated EBITDA	4th Quarter	4th Quarter	3rd Quarter
(R$ million)	2010	2009	2010	2010	2009
EBITDA (1)	815	1,246	1,265	5,201	3,815
Depreciation and Amortization	(476)	(427)	(484)	(1,893)	(1,745)
Impairment of assets reversal	336	—	—	336	(1,072)
Restructuring costs	—	—	—	—	(151)
OPERATING INCOME BEFORE THE FINANCIAL RESULT AND TAXES(2)	675	819	781	3,644	847

(1) Non-accounting measure adopted by the Company

(2) Accounting measure published in the consolidated Income Statements

EBITDA (R$ million)	EBITDA Margin (%)

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
EBITDA by Business Operation		2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Brazil	EBITDA (R$million)	383	833	-54%	654	-41%	2,709	2,887	-6%
	EBITDA margin (%)	13%	30%		20%		22%	28%
North America	EBITDA (R$million)	136	120	13%	196	-31%	789	640	23%
	EBITDA margin (%)	6%	7%		8%		9%	8%
Latin America	EBITDA (R$million)	48	29	66%	72	-33%	419	(165)	—
	EBITDA margin (%)	6%	4%		8%		12%	-5%
Specialty Steel	EBITDA (R$million)	248	264	-6%	343	-28%	1,284	453	183%
	EBITDA margin (%)	15%	21%		20%		19%	9%
Consolidated	EBITDA (R$million)	815	1,246	-35%	1,265	-36%	5,201	3,815	36%
	EBITDA margin (%)	10%	20%		15%		17%	14%

•      Consolidated EBITDA (earnings before interest, tax, depreciation, amortization, losses from asset impairment and restructuring costs), also known as operating cash flow, declined in 4Q10 from 4Q09, leading to EBITDA margin compression (see tables above). This result is explained by the impact from raw material prices, in the various business operations. The mismatch between higher raw material prices and the passthrough to the prices of steel products led to a decrease in consolidated EBITDA margin (see table above).

•      At the Brazil BO, which represented 47% of consolidated EBITDA in the period, the reduction in EBITDA margin was due to the same reasons that explained the reduction in gross margin. At the Specialty Steel BO, which was responsible for 30% of EBITDA in 4Q10, the higher cost of goods sold exceeded net sales growth in the period, despite the increases in shipment volume and in net sales per tonne sold. At the North America BO, the slight reduction in EBITDA margin was due to the higher expenses with selling, general and administrative expenses in the period resulting mainly from the higher operational volume.

Asset Impairment reversal and restructuring costs

•      In accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB), Gerdau’s assets undergo impairment testing based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

•      In 4Q10, due to the more favorable market conditions observed at the Specialty Steel BOs, especially in the United States, the impairment testing of assets identified net gains of R$ 336 million in the period (R$ 289 million net of income tax), composed of the following effects: in the United States, there was a reversal of losses due to the impairment of intangible assets in the amount of R$ 216 million, and of fixed assets in the amount of R$ 188 million; in Spain, the lack of prospects for a recovery in these operations led to a loss from the impairment of fixed assets at one of its units in the amount of R$ 68 million.

Financial Result

Financial result	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(R$ million)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Financial income	74	125	-41%	74	0%	296	436	-32%
Financial expenses	(266)	(251)	6%	(276)	-4%	(1,098)	(1,286)	-15%
Foreign exchange variation, net	2	31	-94%	198	-99%	104	1,061	-90%
Gains (losses) from hedge operations, net	6	(36)	—	4	50%	13	(26)	—
Financial result	(184)	(131)	40%	—	—	(685)	185	—

Note: the information above does not include data from associated and shared controlled companies.

•      In 4Q10, the consolidated financial result was affected primarily by the lower financial income in the period, due to the lower balance of cash and equivalents in relation to 4Q09.

•      Note that of the total foreign-currency debt of US$ 3.5 billion contracted by companies in Brazil as of December 31, 2010, US$ 2.7 billion is related to the acquisitions of companies abroad, for which foreign exchange variation is recorded directly on the balance sheet, in accordance with IFRS accounting policies. For the remaining US$ 0.8 billion, the foreign exchange gains or losses are recorded on the income statement.

Net Income

Net income	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation			Variation
(R$ million)	2010	2009	4Q10/4Q09	2010	4Q10/3Q10	2010	2009	2010/2009
Income before taxes	491	688	-29%	781	-37%	2,959	1,032	187%
Income tax and social contribution	(71)	(45)	58%	(172)	-59%	(502)	(27)	1759%
Consolidated net income	420	643	-35%	609	-31%	2,457	1,005	144%

•      Consolidated net income in 4Q10 recorded a loss in relation to both 4Q09 and 3Q10, reflecting the lower operating income.

Dividends

•      The companies Metalúrgica Gerdau S.A. and Gerdau S.A. approved, based on the results recorded in 4Q10, the payment of the minimum mandatory dividends for fiscal year 2010, as shown below:

•          Metalúrgica Gerdau S.A.

•          R$ 37 million (R$ 0.09 per share)

•          Payment on March 24, 2011

•          Base date: share position on March 14, 2011 (ex-dividend as of March 15)

•          Cumulative payment in the year: R$ 264 million (R$ 0.65 per share)

•          Gerdau S.A.

•          R$ 90 million (R$ 0.06 per share)

•          Payment on March 24, 2011

•          Base date: share position on March 14, 2011 (ex-dividend as of March 15)

•          Cumulative payment in the year: R$ 630 million (R$ 0.44 per share)

Shares Buyback Program

•      In February 2011, Gerdau S.A., with the objective of meeting the needs of the company’s Long-Term Incentive Program, acquired 3,100,000 preferred shares of its own issue, representing approximately 0.43% of the outstanding preferred shares. The average cost of the acquisition was R$ 22.65 per share.

Investments

•      In 4Q10, investments in fixed assets totaled R$ 537 million. Of this total, 83% was allocated to units in Brazil and the remaining 17% to units located abroad. A total of R$ 1.3 billion was invested in 2010.

•      The investments in fixed assets planned for the period from 2011 to 2015 are estimated at R$ 10.8 billion, and include both strategic and maintenance investments (see table below).

		Rolling additional
		capacity (1,000
Investment Plan - Main Projects	Location	tonnes)	Start-up

Brazil BO
Expansion of the structural profile rolling mill at Ouro Branco-MG	Brazil	160	2011
Flat steel rolling mill (heavy plates and coiled hot-rolled strips) at Ouro Branco-MG	Brazil	1,900	2012
Expansion of mining capacity to 7 million tonnes	Brazil	—	2012
Fabrication units and ready-to-use steel product units	Brazil	—	2012
Wire rod and rebar rolling mill in Santa Cruz-RJ (1)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City	USA	—	2012
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Specialty Steel BO
New continuous slab casting with capacity expansion at the melt shop	USA	200	2012
Specialty steel and rebar rolling mill, sintering and energy generation(2)	India	300	2012
Specialty steel rolling mill	Brazil	500	2012

(1) In order to supply this rolling mill Gerdau will expand its melt shop with 600,000 tonnes crude steel capacity in its Santa Cruz-RJ mill.

(2) Capacity is not included in consolidated figures, since it is a joint venture

•      Additionally the Company has the following investments on its plan:

•            Brazil: In the phase 2 will have an additional 500,000 tonnes rolling capacity in Santa Cruz-RJ

•            Peru: Melt shop modernization and improvement of port logistic, as well the technological improvement on environmental protection at this unit

•            United States: dedusting system at Tamco melt shop.

Simplification of Ownership Structure

•      On December 30, 2010, the shareholders of Gerdau S.A. and Aços Villares S.A. approved the merger by Gerdau S.A. of Aços Villares S.A. The transaction was carried out through a share exchange, whereby the shareholders of Aços Villares S.A. received one share in Gerdau S.A. for each lot of 24 shares held. The new shares were credited on February 10, 2011.

•      As a result of the transaction, Aços Villares S.A. was delisted from the stock exchange. Following the issue of new shares under the merger, the capital stock of Gerdau S.A. is now represented by 505,600,573 common shares and 1,011,201,145 preferred shares.

Working Capital and Cash Conversion Cycle

Cash Conversion Cycle and Working Capital

•      In December 2010, the cash convertion cycle (working capital divided by daily net sales in the quarter) remained stable in relation to December 2009, with proportional increases in net sales and working capital. This increase in the working capital is explained by the growth in operations in fiscal year 2010.

Financial Liabilities

Indebtedness
(R$ million)	12.31.2010	12.31.2009
Short-term	1,693	1,357
Local currency (Brazil)	703	843
Foreign currency (Brazil)	169	197
Companies abroad	821	317
Long-term	12,977	13,164
Local currency (Brazil)	2,623	2,002
Foreign currency (Brazil)	5,656	5,268
Companies abroad	4,698	5,894
Gross debt	14,670	14,521
Cash, cash equivalents and financial investments	2,204	4,819
Net debt	12,466	9,702

•      Net debt (gross debt minus cash) stood at R$ 12.5 billion on December 31, 2010.

•      Cash (cash, cash equivalents and financial investments) totaled R$ 2.2 billion on December 31, 2010, of which 39% was held by Gerdau’s subsidiaries abroad, mainly in U.S. Dollar.

•      Gross debt (loans and financings plus debentures) stood at R$ 14.7 billion on December 31, 2010, of which 12% was short-term and 88% was long-term.

•      At the end of 2010, the composition of gross debt was 23% in Brazilian real, 40% in foreign currency contracted by companies in Brazil, and 37% in a variety of currencies contracted by subsidiaries abroad.

•      On December 31, 2010, the weighted average nominal cost of gross debt was 8.0% for the amount denominated in Brazilian Real, 5.7% plus foreign-exchange variation for the amount denominated in U.S. Dollar contracted by companies in Brazil, and 4.2% for the amount contracted by the subsidiaries abroad.

Gross Debt

(R$ billion)

•      On December 31, the long-term debt amortization schedule, including debentures, was as follows:

Short-term	R$ million
1st quarter 2011	777
2nd quarter 2011	463
3rd quarter 2011	166
4th quarter 2011	287
Total	1,693

Long-term	R$ million
2012	1,619
2013	3,051
2014	800
2015	328
2016 and after	7,179
Total	12,977

•      At the close of December, Gerdau’s main debt indicators showed improvement in relation to December 2009, given the stability in the debt position and the higher operating cash flow in the last 12 months (EBITDA).

Indicators	12.31.2010		12.31.2009
Gross debt / Total capitalization (1)	42%		40%
Net debt / Total capitalization (2)	38%		31%
Gross debt / EBITDA (3)	2.8	x	3.8	x
Net debt / EBITDA (3)	2.4	x	2.5	x
EBITDA (3) / Financial expenses (3)	4.6	x	2.7	x
EBITDA (3) / Net financial expenses (3)	6.2	x	4.0	x

(1) - Total capitalization = shareholders’ equity + gross debt

(2) - Total capitalization = shareholders’ equity + net debt

(3) - Last 12 months

•      It is also important to note that on October 1, 2010, Gerdau concluded a 10-year, US$ 1.25 billion bond issue with a coupon of 5.75% p.a. through its subsidiary Gerdau Trade Inc. The proceeds from the issue were used primarily to prepay the perpetual bond of Gerdau S.A. and the term loan of Gerdau Ameristeel, and also to pay for the acquisition of Tamco in the United States.

THE MANAGEMENT

This document contains forward-looking statements. These statements are dependent on estimates, information or methods that may be incorrect or inaccurate and may not be realized. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate and existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these forward-looking statements, which are only applicable on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	2010	2009
CURRENT ASSETS
Cash and cash equivalents	1,061,034	2,091,944
Short-term investments
Held for Trading	1,105,902	2,619,418
Available for sale	9,559	58,296
Trade accounts receivable - net	3,153,027	2,585,709
Inventories	6,797,785	5,751,593
Tax credits	586,056	788,564
Unrealized gains on derivatives	783	5,737
Other current assets	231,798	263,425
	12,945,944	14,164,686

NON-CURRENT ASSETS
Available for sale securities	26,797	49,690
Tax credits	401,222	484,434
Deferred income taxes	1,579,011	1,347,036
Unrealized gains on derivatives	5,529	14,297
Judicial deposits	493,502	324,678
Other non-current assets	212,180	314,348
Prepaid pension cost	437,072	516,360
Investments in associates and jointly-controlled entities	1,264,520	1,199,910
Other investments	19,002	19,635
Goodwill	8,158,098	8,424,341
Other Intangibles	1,176,823	992,800
Property, plant and equipment, net	16,171,560	16,731,101
	29,945,316	30,418,630

TOTAL ASSETS	42,891,260	44,583,316

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	2010	2009
CURRENT LIABILITIES
Trade accounts payable	1,783,274	1,705,058
Short-term debt	1,577,968	1,356,781
Debentures	115,069	—
Taxes payable	524,967	675,681
Payroll and related liabilities	475,237	354,518
Dividends payable	90,289	365,811
Unrealized losses on derivatives	—	2,483
Environmental liabilities	29,191	9,835
Other current liabilities	425,905	348,354
	5,021,900	4,818,521

NON-CURRENT LIABILITIES
Long-term debt	12,360,056	12,563,155
Debentures	616,902	600,979
Deferred income taxes	2,270,849	2,273,759
Unrealized losses on derivatives	92,476	90,377
Provision for tax, civil and labor liabilities	645,375	447,171
Environmental liabilities	42,902	66,642
Employee benefits	834,471	961,300
Put options on minority interest	516,706	518,096
Other non-current liabilities	342,008	238,523
	17,721,745	17,760,002

EQUITY
Capital	15,651,352	14,184,805
Treasury stocks	(161,405)	(124,685)
Other reserves	(1,517,400)	(1,273,257)
Retained earnings	5,497,895	5,720,610
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	19,470,442	18,507,473

NON-CONTROLLING INTERESTS	677,173	3,497,320

EQUITY	20,147,615	22,004,793

TOTAL LIABILITIES AND EQUITY	42,891,260	44,583,316

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the twelve months period ended
	31/12/2010	31/12/2009	31/12/2010	31/12/2009

NET SALES	7,799,844	6,362,846	31,393,209	26,540,050
Cost of sales	(6,851,087)	(5,083,608)	(25,873,476)	(22,305,550)
GROSS PROFIT	948,757	1,279,238	5,519,733	4,234,500
Selling expenses	(156,507)	(122,984)	(551,547)	(429,612)
General and administrative expenses	(472,368)	(393,326)	(1,805,914)	(1,714,494)
Reversal (Impairment) of assets	336,346	—	336,346	(1,072,190)
Restructuring costs	—	—	—	(150,707)
Other operating income	64,465	41,956	207,320	190,157
Other operating expenses	(30,617)	7,677	(100,840)	(101,810)
Equity in earnings of unconsolidated companies	(15,374)	6,441	39,454	(108,957)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	674,702	819,002	3,644,552	846,887
Financial income	73,916	124,651	295,563	436,236
Financial expenses	(265,961)	(250,810)	(1,097,633)	(1,286,368)
Exchange variations, net	2,599	31,520	104,364	1,060,883
Gain and losses on derivatives, net	5,761	(36,140)	12,392	(26,178)
INCOME BEFORE TAXES	491,017	688,223	2,959,238	1,031,460
Income and social contribution taxes
Current	(64,967)	(32,906)	(642,306)	(303,272)
Deferred	(6,393)	(11,858)	140,447	276,320

NET INCOME (LOSS)	419,657	643,459	2,457,379	1,004,508
ATTRIBUTED TO:
Parent company’s interest	369,024	746,563	2,142,488	1,121,966
Non-controlling interests	50,633	(103,104)	314,891	(117,458)
	419,657	643,459	2,457,379	1,004,508

Basic earnings per share - preferred and common	0.29	0.45	1.50	0.79

Diluted earnings per share - preferred and common	0.29	0.45	1.50	0.79

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2010 and 2009

In thousands of Brazilian reais (R$)

	2010	2009

Cash flows from operating activities
Net income fo the year	2,457,379	1,004,508
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,893,074	1,745,319
(Reversal) Impairment of assets	(336,346)	1,072,190
Restructuring costs	—	150,707
Equity in earnings of unconsolidated companies	(39,454)	108,957
Exchange variation, net	(104,364)	(1,060,883)
Gains and losses on derivatives, net	(12,392)	26,178
Post-employment benefits	82,611	33,995
Stock based remuneration	18,629	22,380
Income tax	501,859	26,952
Gain on disposal of property, plant and equipment and investments	(20,532)	116,989
(Reversal) Allowance for doubtful accounts	16,018	57,971
Provision for tax, labor and civil claims	199,092	(15,886)
Interest income	(174,622)	(346,531)
Interest expense	919,594	992,693
Provision for net realisable value adjustment in inventory	50,526	36,459
Reversal of net realisable value adjustment in inventory	(50,634)	(196,981)
	5,400,438	3,775,017
Changes in assets and liabilities:
(Increase) Decrease in trade accounts receivable	(660,891)	1,449,678
(Increase) Decrease in inventories	(1,160,419)	3,766,059
Increase (Decrease) in trade accounts payable	110,358	(1,731,878)
(Increase) Decrease in other receivables	176,403	(148,962)
Increase (Decrease) in other payables	(168,962)	203,038
Distributions from joint-controlled entities	68,647	41,887
Purchases of trading securities	(712,204)	(1,283,438)
Proceeds from maturities and sales of trading securities	2,423,597	1,642,383
Cash provided by operating activities	5,476,967	7,713,784

Interest paid on loans and financing	(796,799)	(1,026,893)
Income and social contribution taxes paid	(541,048)	(336,299)
Net cash provided by operating activities	4,139,120	6,350,592

Cash flows from investing activities
Additions to property, plant and equipment	(1,288,769)	(1,377,776)
Proceeds from sales of property, plant and equipment, investments and other intangibles	19,269	64,606
Additions to other intangibles	(94,598)	—
Payment for business acquisitions, net of cash of acquired entities	(283,110)	(71,068)
Purchases of available for sale securities	(1,371,835)	(2,589,350)
Proceeds from sales of available for sale securities	1,415,981	2,925,254
Net cash used in investing activities	(1,603,062)	(1,048,334)

Cash flows from financing activities
Purchase of own shares	(38,705)	(12,919)
Dividends and interest on capital paid	(1,018,488)	(328,691)
Payment of loans and financing fees	(4,562)	(37,989)
Payments for business acquisitions, net of cash of acquired entities	(2,908,969)
Proceeds from loans and financing	3,885,937	4,089,424
Repayment of loans and financing	(3,453,158)	(8,469,908)
Intercompany loans, net	39,344	(173,549)
Net cash used in financing activities	(3,498,601)	(4,933,632)

Exchange variation on cash and cash equivalents	(68,367)	(303,291)

(Decrease) Increase in cash and cash equivalents	(1,030,910)	65,335
Cash and cash equivalents at beginning of period	2,091,944	2,026,609
Cash and cash equivalents at end of period	1,061,034	2,091,944